SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01—IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇƠES S.A.	3 - Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.118/0001-65
4 - Registration Number (NIRE) 53.300.005.770

01.02—HEAD OFFICE

1 - ADDRESS			2 - DISTRICT
Rua Levindo Lopes, 258			Funcionários
3 - ZIP CODE	4 - MUNICIPALITY		5 - STATE
30140-170	Belo Horizonte		MG
6 - AREA CODE 31	7 - TELEPHONE NUMBER 9933-3930	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 31	12 - FAX 3259-3525	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03—INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY Săo Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04—GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	2	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009
9 - AUDITOR Ernst & Young Auditores Independentes S/S						10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti						12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05—CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2009	2 - PRIOR QUARTER 03/31/2009	3 - SAME QUARTER IN PRIOR YEAR 06/30/2008
SUBSCRIBED CAPITAL
1 - COMMON	13,689	13,689	13,466
2 - PREFERRED	23,799	23,799	22,741
3 - TOTAL	37,488	37,488	36,207
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06—CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07—COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08—DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09— SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	03/18/2009	623,350	22,886	Capital Reserve	611	37.4700000000

01.10— INVESTOR RELATIONS OFFICER

1 - DATE 07/28/2009	2 - SIGNATURE

02.01—BALANCE SHEET—ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
1	TOTAL ASSETS	1,891,795	1,865,996
1.01	CURRENT ASSETS	459,172	460,348
1.01.01	CASH AND CASH EQUIVALENTS	327,696	322,538
1.01.01.01	CASH AND BANKS	327,696	322,538
1.01.01.02	SHORT-TERM INVESTMENTS	0	0
1.01.02	RECEIVABLES	0	0
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	0	0
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	131,476	137,810
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	130,837	137,139
1.01.04.02	PREPAID EXPENSES	632	618
1.01.04.03	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS	0	0
1.01.04.04	OTHER ASSETS	7	53
1.02	NONCURRENT ASSETS	1,432,623	1,405,648
1.02.01	LONG-TERM RECEIVABLES	502,069	495,459
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	502,069	495,459
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	501,267	494,686
1.02.01.03.02	PREPAID EXPENSES	277	296
1.02.01.03.03	OTHER ASSETS	525	477
1.02.02	PERMANENT ASSETS	930,554	910,189
1.02.02.01	INVESTMENTS	930,516	910,144
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	0	0
1.02.02.01.03	SUBSIDIARY COMPANIES	930,516	910,144
1.02.02.01.04	SUBSIDIARY COMPANIES – GOODWILL	0	0
1.02.02.01.05	OTHER INVESTMENTS	0	0
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	38	45
1.02.02.03	INTANGIBLE ASSETS	0	0
1.02.02.04	DEFERRED CHARGES	0	0

02.02—BALANCE SHEET—LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,891,795	1,865,996
2.01	CURRENT LIABILITIES	92,852	93,109
2.01.01	LOANS AND FINANCING	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	667	810
2.01.04	TAXES PAYABLE	0	0
2.01.05	DIVIDENDS PAYABLE	8,149	8,113
2.01.06	PROVISIONS	0	0
2.01.07	PAYABLES TO RELATED PARTIES	0	0
2.01.08	OTHER	84,036	84,186
2.01.08.01	PAYROLL AND SOCIAL CHARGES	26	32
2.01.08.02	OTHER LIABILITIES	84,010	84,154
2.02	NONCURRENT LIABILITIES	11	11
2.02.01	LONG-TERM LIABILITIES	11	11
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	0	0
2.02.01.04	PAYABLES TO RELATED PARTIES	11	11
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	0	0
2.05	SHAREHOLDERS’ EQUITY	1,798,932	1,772,876
2.05.01	CAPITAL STOCK	623,350	623,350
2.05.02	CAPITAL RESERVES	538,706	538,706
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	0	0
2.05.04	INCOME RESERVES	585,553	585,533
2.05.04.01	LEGAL	69,183	69,183
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	516,370	516,370
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	51,323	25,267

03.01—STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.01	GROSS SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF SALES AND/OR SERVICES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	28,991	57,346	20,896	191,685
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,262)	(3,811)	(199)	(835)
3.06.03	FINANCIAL	9,867	21,235	9,917	19,079
3.06.03.01	FINANCIAL INCOME	9,872	21,735	9,917	19,079
3.06.03.02	FINANCIAL EXPENSES	(5)	(500)	0	0
3.06.04	OTHER OPERATING INCOME	14	129	0	0
3.06.05	OTHER OPERATING EXPENSES	0	(4)	(60)	(69)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	20,372	39,797	11,238	173,510
3.07	OPERATING RESULT	28,991	57,346	20,896	191,685
3.08	NONOPERATING INCOME (LOSS)	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	28,991	57,346	20,896	191,685
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	185	(3,246)	(14)	0
3.11	DEFERRED INCOME TAX	(3,120)	(2,777)	(3,283)	(6,191)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.15	EARNINGS /LOSS FOR THE PERIOD	26,056	51,323	17,599	185,494
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	37,488	37,488	36,207	36,207
	EARNINGS PER SHARE	0.69505	1.36905	0.48607	5.12315
	LOSS PER SHARE		0	0	0

04.01—STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
4.01	CASH GENERATED FROM OPERATING ACTIVIES	5,356	9,008	5,729	11,927
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR TE PERIOD WITH FUNDS FROM OPERATING ACTIVIES	11,889	17,705	9,672	18,258
4.01.01.01	NET PROFIT FOR THE PERIOD	26,056	51,323	17,599	185,494
4.01.01.02	EQUITY INTEREST	(20,372)	(39,797)	(11,238)	(173,510)
4.01.01.03	DEPRECIATION AND AMORTIZATION	7	15	13	29
4.01.01.04	PROVISIONS (REVERSAL) FOR SUPPLIERS	(168)	204	(46)	(7)
4.01.01.05	REVERSAL FOR CONTINGENCIES	0	(63)	0	0
4.01.01.06	PROVISIONS FOR LOSSES ON INVESTMENTS	0	0	60	60
4.01.01.07	DEFERRED INCOME TAX	6,366	6,023	3,284	6,192
4.01.02	VARIATIONS IN OPERATING ASSETS AND LIABILITIES	(6,533)	(8,697)	(3,943)	(6,331)
4.01.02.01	DEFERRED TAXES AND TAX CREDITS	(6,645)	(1,383)	(3,883)	2,291
4.01.02.02	OTHER CURRENT AND NON-CURRENT ASSETS	3	183	(41)	(420)
4.01.02.03	LABOR, PAYROLL CHARGES AND BEFEFITS	(6)	(9)	(8)	(555)
4.01.02.04	SUPPLIERS AND ACCOUNTS PAYABLE	25	(2,004)	77	141
4.01.02.05	TAXES, FEES AND CONTRIBUITIONS	90	(5,475)	(1)	(7,714)
4.01.02.06	PROVISIONS FOR CONTINGENCIES	0	(20)	0	0
4.01.02.07	OTHER CURRENT ANS NON-CURRENT LIABILITIES	0	11	(87)	(74)
4.01.03	OTHERS	0	0	0	0
4.02	CASH GENERATED FROM INVESTMENT ACTIVITIES	0	234,939	43,072	43,072
4.02.01	RECEIPT OF DIVIDENDS AND SHAREHOLDERS’EQUITY	0	234,939	43,072	43,072
4.03	CASH INVESTED IN FINANCING ACTIVITIES	(198)	(243,915)	(38,360)	(38,725)
4.03.01	PAYMENTS OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’EQUITY	(70)	(243,658)	(38,073)	(38,109)
4.03.02	PAYMENTS OF REVERSE STOCK SPLIT	(128)	(257)	(287)	(616)
4.05	INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	5,158	32	10.441	16,274
4.05.01	INITIAL BALANCE	0	327,664	0	293,617
4.05.02	FINAL BALANCE	5,158	327,696	10,441	309,891

05.01—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 04/01/2009 TO 06/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT MARCH 31, 2009	623,350	538,706	0	585,553	25,267	1,772,876
5.04	NET PROFIT FOR THE PERIOD	0	0	0	0	26,056	26,056
5.08	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0	0
5.08.01	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0	0
5.13	BALANCES AT JUNE 30, 2009	623,350	538,706	0	585,553	51,323	1,798,932

05.02—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 01/01/2009 TO 06/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
UNE	BALANCES AT AT DECEMBER 31, 2008	600,464	561,592	0	585,553	0	1,747,609
5.04	NET PROFIT FOR THE PERIOD	0	0	0	0	51,323	51,323
5.08	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.08.01	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.13	BALANCES AT JUNE 30, 2009	623,350	538,706	0	585,553	51,323	1,798,932

08.01—BALANCE SHEET—CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
1	TOTAL ASSETS	2,655,000	2,629,521
1.01	CURRENT ASSETS	1,144,576	1,083,817
1.01.01	CASH AND CASH EQUIVALENTS	527,705	406,707
1.01.01.01	CASH AND BANKS	527,705	406,707
1.01.01.02	SHORT-TERM INVESTMENTS	0	0
1.01.02	RECEIVABLES	241,354	249,278
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	241,354	249,278
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	0	0
1.01.03	INVENTORIES	39,058	47,122
1.01.04	OTHER	336,459	380,710
1.01.04.01	FINANCIAL INVESTMENTS AS GUARANTEE	1,457	2,273
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	275,677	298,501
1.01.04.03	PREPAID EXPENSES	53,793	74,148
1.01.04.04	OTHER ASSETS	5,532	5,788
1.02	NONCURRENT ASSETS	1,510,424	1,545,704
1.02.01	LONG-TERM RECEIVABLES	667,068	658,219
1.02.01.01	OTHER CREDIT	0	0
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	0	0
1.02.01.01.02	PREPAID EXPENSES	0	0
1.02.01.01.03	OTHER ASSETS	0	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHERS	667,068	658,219
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	655,210	646,287
1.02.01.03.02	PREPAID EXPENSES	3,581	4,492
1.02.01.03.03	OTHER ASSETS	8,277	7,440
1.02.02	PERMANENT ASSETS	843,356	887,485
1.02.02.01	INVESTMENTS	0	0
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	SUBSIDIARY COMPANIES	0	0
1.02.02.01.03	OTHER INVESTMENTS	0	0
1.02.02.02	PROPERTY AND EQUIPMENT	716,429	744,398
1.02.02.03	INTANGIBLE ASSETS	126,927	143,087
1.02.02.04	DEFERRED CHARGES	0	0

08.02—BALANCE SHEET—CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,655,000	2,629,521
2.01	CURRENT LIABILITIES	498,152	505,111
2.01.01	LOANS AND FINANCING	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	276,609	281,183
2.01.04	TAXES PAYABLE	44,617	39,970
2.01.05	DIVIDENDS PAYABLE	12,232	11,929
2.01.06	PROVISIONS	8,584	8,763
2.01.07	PAYABLES TO RELATED PARTIES	0	0
2.01.08	OTHER	156,110	163,266
2.01.08.01	PAYROLL AND SOCIAL CHARGES	21,116	16,799
2.01.08.02	REVERSE STOCK SPLIT	0	0
2.01.08.03	OTHER LIABILITIES	134,994	146,467
2.02	NONCURRENT LIABILITIES	121,427	119,218
2.02.01	LONG-TERM LIABILITIES	121,427	119,218
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	58,424	57,691
2.02.01.03	PROVISIONS	8,175	8,349
2.02.01.03.01	PROVISION FOR ACTUARIAL DEFICIT	0	0
2.02.01.03.02	PROVISION FOR CONTINGENCIES	0	0
2.02.01.04	PAYABLES TO RELATED PARTIES	11	11
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	54,817	53,167
2.02.01.06.01	TAXES PAYABLE	31,064	30,022
2.02.01.06.02	OTHER LIABILITIES	23,753	23,145
2.02.02	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	236,489	232,316
2.05	SHAREHOLDERS’ EQUITY	1,798,932	1,772,876
2.05.01	CAPITAL STOCK	623,350	623,350
2.05.02	CAPITAL RESERVES	538,706	538,706
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	0	0
2.05.04	REVENUE RESERVES	585,553	585,553
2.05.04.01	LEGAL	69,183	69,183
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE REVENUE RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	516,370	516,370
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	51,323	25,267
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

09.01—CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.01	GROSS SALES AND/OR SERVICES	563,940	1,132,195	562,139	1,067,543
3.02	DEDUCTIONS	(170,920)	(339,981)	(192,917)	(349,068)
3.03	NET SALES AND/OR SERVICES	393,020	792,214	369,222	718,475
3.04	COST OF SALES AND/OR SERVICES	(238,970)	(501,083)	(216,351)	(407,432)
3.05	GROSS PROFIT	154,050	291,131	152,871	311,043
3.06	OPERATING EXPENSES/INCOME	(116,176)	(208,017)	(123,691)	23,572
3.06.01	SELLING EXPENSES	(83,239)	(160,103)	(111,258)	(191,099)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(57,681)	(104,728)	(42,532)	(98,939)
3.06.03	FINANCIAL	13,019	33,497	13,299	31,267
3.06.03.01	FINANCIAL INCOME	14,797	40,403	29,130	55,342
3.06.03.02	FINANCIAL EXPENSES	(1,778)	(6,906)	(15,831)	(24,075)
3.06.04	OTHER OPERATING INCOME	17,463	38,489	25,519	295,535
3.06.05	OTHER OPERATING EXPENSES	(5,738)	(15,172)	(8,719)	(13,192)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	37,874	83,114	29,180	334,615
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	37,874	83,114	29,180	334,615
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(2,343)	(5,956)	(6,652)	(32,186)
3.11	DEFERRED INCOME TAX	(5,302)	(17,684)	(3,821)	(83,181)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.01.01	SHAREHOLDERS EQUITY VARIATION OF SUBSIDIARY NON CAUSED BY PROFIT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(4,173)	(8,151)	(2,069)	(34,715)
3.15	PROFIT/LOSS FOR THE PERIOD	26,056	51,323	16,638	184,533
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	37,488	37,488	36,207	36,207
	EARNINGS PER SHARE	0.69505	1.36905	0.45952	5.09661
	LOSS PER SHARE	-	-	-	-

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
4.01	CASH GENERATED FROM OPERATING ACTIVITIES	172,007	224,547	168,681	381,761
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM OPERATING ACTIVITIES	151,699	330,798	88,115	(83,268)
4.01.01.01	NET PROFIT FOR THE PERIOD	26,056	51,323	16,638	184,533
4.01.01.02	MINORITY INTEREST	4,173	8,151	2,069	34,715
4.01.01.03	DEPRECIATION E AMORTIZATIONS	94,909	176,430	64,042	120,312
4.01.01.04	RESIDUAL COST OF WITTEN-OFF FIXED ASSET	0	0	35	(34)
4.01.01.05	REVERSAL FOR LOSSES ON INVETORIES	5,265	5,085	1,661	1,377
4.01.01.06	PROVISION FOR DISPOSAL OF ASSTES	0	0	509	509
4.01.01.07	WRITING-OFFS ON INVENTORIES	0	0	15	11
4.01.01.08	PROVISIONS (REVERSAL) FOR SUPPLIERS	(2,330)	(17,972)	(21,531)	(107,100)
4.01.01.09	LOSSES (GAINS) ON FORWARD AND SWAP CONTRACTS	0	3,452	17,437	21,489
4.01.01.10	PROVISIONS (REVERSAL) FOR TAXES AND CONTRIBUITIONS	3,045	64,046	0	(189,340)
4.01.01.11	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	657	(1,120)	(12,080)	(13,737)
4.01.01.12	MONETARY VARIATIONS	7,922	9,765	333	5,519
4.01.01.13	ALLOWANCE FOR DOUBTFUL DEBTORS	5,357	11,865	10,518	18,864
4.01.01.14	PROVISIONS FOR CONTINGENCIES	3,293	6,700	6,437	8,709
4.01.01.15	PROVISION (REVERSAL) FOR LOYALTY PROGRAM	(8,109)	(10,971)	1,191	2,328
4.01.01.16	PROVISIONS FOR LOSSES ON INVESTMENTS	0	0	60	60
4.01.01.17	DEFERRED INCOME TAX	11,259	23,.641	(962)	78,398
4.01.01.18	ADHESION TO ICMS TAX SETTEMENT AGREEMENT	0	0	0	(251,624)
4.01.01.19	POST-EMPLOYMENT BENEFIT PLANS	202	403	1,743	1,743
4.01.02	VARIATIONS IN ASSETS AND LIABILITIES	20,308	(106,251)	80,566	465,029
4.01.02.01	ACCOUNTS RECEIVABLE	2,567	45,050	(17,383)	(4,998)
4.01.02.02	INVENTORIES	2,799	25,151	(21,300)	(39,892)
4.01.02.03	DEFERRED TAXES AND TAX CREDITS	2,643	56,109	(4,910)	90,576
4.01.02.04	OTHER CURRENT AND NON-CURRENT ASSETS	21,501	191	(4,072)	(38,931)
4.01.02.05	LABOR, PAYROLL CHARGES AND BENEFITS	4,317	(3,195)	5,260	(9,964)
4.01.02.06	SUPPLIERS AND ACCOUNTS PAYABLE	(2,244)	(99,504)	64,300	54,689
4.01.02.07	INTEREST ON LOANS, FINANCING AD DEBENTURES	76	1,064	3,359	6,747
4.01.02.08	TAXES, FEES AND CONTRIBUTIONS	(4,584)	(115,165)	(3,985)	365,686

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
4.01.02.09	PROVISIONS FOR CONTINGENCIES	(3,646)	(5,773)	(3,349)	(3,296)
4.01.02.10	OTHER CURRENT AND NON-CURRENT LIABILITIES	(3,121)	(10,179)	62,646	44,412
4.01.03	OTHERS	0	0	0	0
4.02	CASH INVESTED IN INVESTMENT ACTIVITIES	(50,781)	(92,604)	(109,028)	(120,555)
4.02.01	ADDITIONS TO PROPERTY, PLANT & EQUIPMENT AND INTANGIBLE ASSETS	(50,781)	(92,604)	(109,089)	(121,281)
4.02.02	PROCEEDS FROM DISPOSAL OF PROPERTY, PLANT & EQUIPMENT	0	0	61	726
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(228)	(552,972)	(46,714)	(36,668)
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	0	0	0	17,390
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	0	(184,488)	0	0
4.03.03	PAYMENT OF INTEREST ON LOANS, FINANCING AND DEBENTURES	0	(9,224)	0	(6,944)
4.03.04	PAYMENTS OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	0	(70,800)	0	0
4.03.05	PAYMENTS OF REVERSE STOCK SPLIT	(79)	(288,167)	(46,394)	(46,340)
4.03.06	REPAYMENTS OF FORWARD AND SWAP CONTRACTS	(149)	(293)	(320)	(684)
4.05	INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	120,998	(421,029)	12,939	224,538
4.05.01	INITIAL BALANCE	0	948,734	0	730,572
4.05.02	FINAL BALANCE	120,998	527,705	12,939	955,110

11. 01— STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 04/01/2009 TO 06/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT MARCH 31, 2009	623,350	538,706	0	585,553	25,267	1,772,876
5.04	NET PROFIT FOR THE PERIOD	0	0	0	0	26,056	26,056
5.08	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0	0
5.08.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0	0
5.13	BALANCES AT JUNE 30, 2009	623,350	538,706	0	585,553	51,323	1,798,932

11. 02 -STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 01/01/2009 TO 06/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT AT DECEMBER 31, 2008	600,464	561,592	0	585,553	0	1,747,609
5.04	NET PROFIT FOR THE PERIOD	0	0	0	0	51,323	51,323
5.08	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.08.01	CAPITALINCREASE OUT OF RESERVES, AS PER AGE 02.12.09	22,886	(22,886)	0	0	0	0
5.13	BALANCES AT JUNE 30, 2009	623,350	538,706	0	585,553	51,323	1,798,932

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR – Quarterly Information       Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                 BASE DATE – 06/30/2009

01770-1                TELEMIG CELULAR PARTICIPAÇÕES S.A.      02.558.118/0001-65

06.01 – EXPLANATORY NOTES

1. OPERATIONS

a. Equity Control

Telemig Celular Participações S.A. (“Company”) is a publicly-held company which, at June 30, 2009, is controlled by Vivo Participações S.A. (“Vivo Participações” or “controlling company”), which holds 58.94% of its total capital stock.

The Company is the controlling shareholder of Telemig Celular S.A. (“controlled company” or “Telemig Celular”), which together with Vivo Participações hold 90.64% of the total capital stock at June 30, 2009.

b. Authorizations and Frequencies

The controlled company is a provider of the Personal Mobile Service (“SMP”) in Area 4 of Region 1 of the SMP General Authorizations Plan, including activities necessary or useful for the performance of such services, in conformity with the authorizations granted thereto, which cover the state of Minas Gerais.

The controlled company holds two authorizations for exploitation of mobile telephone services in the state of Minas Gerais, being: Sector 2 – Minas Gerais (except Triângulo Mineiro region) and Sector 3 – Triângulo Mineiro region.

The controlled company’s business, including the services it is authorized to provide, are regulated by the National Telecommunications Agency (“ANATEL”), the telecommunication services regulatory agency, in accordance with Law no. 9472, dated July 16, 1997, and respective regulations, decrees, decisions and complementary plans.

The authorizations granted by the ANATEL may be renewed just once, for a 15-year period, against payment at every two years after the first renewal of rates equivalent to two percent (2%) of its revenues for the year prior to that of the payment, net of taxes and mandatory social contributions, and related to the application of the Basic and Alternative Service Plans.

c. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

a) Quarterly financial statements

The quarterly financial statements (“ITR’s”) of the controlling and controlled companies are presented in millions of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The requirements of the mentioned Law apply to fiscal years started as from January 01, 2008. These requirements are not to be considered as changes of circumstances or of estimates and, therefore, the adoption of new practices introduced by Law no. 11.638/07, as a general rule, must be shown retrospectively, that is, by application of these new accounting practices as if they had been in use during all the periods presented, with due regard to the rule governing “Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes”, as approved by the CVM, by Resolution no. 506. Accordingly, the Quarterly Information for the six-month period ended June 30, 2008 is presented again with the purpose of making them comparable with the Quarterly Information related to the six-month period ended March 31, 2009 (note 2b).

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

The conciliation between the controlling company’s net income and the consolidated income for the six-month period ended June 30, 2008 is as follows:

Net income of Controlling Company	185,494
Forfeited interest on shareholders’ equity and dividends of the subsidiaries	(961)
Net income consolidated	184,533

These ITR’s were prepared pursuant to principles, practices and criteria consistent with those adopted in preparing the financial statements for the last fiscal year and should be reviewed together with said statements.

b) Effect of the adjustments of Laws nº 11.638/07 and no. 11.941/09

The table below shows the effects of the application of Laws no. 11.638/07 and 11.941/09 in the consolidated income statement for the six-month period ended June 30, 2008.

	Summary description of adjustment	Controlling Company	Consolidated
Net profit before changes introduced by Law No. 11,638/07 and No. 11,941/09		177,762	176,801
Reversal of the deferred assets amortization	(1)	—	12,784
Financial income (expenses) from:
Present value of monetary assets	(2)	—	(866)
Fair value of derivative transactions	(3)	—	2,155
Income tax and social contribution on total adjustments	(4)	—	(4,785)
Minority interest	(5)	—	(1,556)
Equity accounting	(6)	7,732	—
Net effects resulting from full application of Law No. 11,638/07 and No. 11,941/09		7,732	7,732
Net profit with full application of Law No. 11,638/07 and No. 11,941/09		185,494	184,533
  Reversal of the deferred assets amortization referring to amounts not representing pre-operating expenses and which may not be reclassified in other groups of the balance sheet, pursuant to the provisions in CVM Resolution no. 527/08, which approved CPC 13;

  Financial expenses resulting from the adjustment to present value of the ICMS (CIAP) on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”);

  Financial income resulting from the adjustments to fair value of transactions with derivatives;

  Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

  Minority interest effect, applied to all the above described adjustments;

  Equity accounting, applied to all the above described adjustments;

Additionally, on account of the elimination of the “Non-operating income”, in conformity with Law no. 11.941/09, the Company has reclassified consolidated net income in the amount of R$331 in the income statement for the six-month period ended June 30, 2008 in “Other operating revenue (expenses), net”.

3. CASH AND CASH EQUIVALENTS

	Controlling Company		Consolidated
	06.30.09	03.31.09	06.30.09	03.31.09
Cash	12	80	1,494	2,536
Financial investments	327,684	322,458	526,211	404,171
Total	327,696	322,538	527,705	406,707

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	06.30.09	03.31.09
Receivables from interconnection fees	84,214	82,636
Receivables from billed services	70,948	55,575
Receivables from unbilled services	68,320	85,935
Receivables from goods sold	42,452	46,911
(-) Allowance for doubtful account	(24,580)	(21,779)
Total	241,354	249,278

There is not any customer representing more than 10% of the net accounts receivable at June 30, and March 31, 2009.

At June 30, 2009, the balance of accounts receivable includes R$15,449 (R$12,466 at March 31, 2009) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2009	2008
Balance at beginning of year	29,453	28,175
Additional allowance in the 1st half (note 20)	11,865	18,864
Write-offs and recoveries in the 1st half	(16,738)	(5,791)
Balance at June 30	24,580	41,248

Additional allowance in the 2nd half of 2008		8,311
Write-offs and recoveries in the 2nd half of 2008		(20,106)
Balance at year end		29,453

5. INVENTORIES

	Consolidated
	06.30.09	03.31.09
Handsets	31,133	44,916
Simcard (chip)	6,056	6,371
Accessories and other	11,108	10,339
(-) Provision for obsolescence	(9,239)	(14,504)
Total	39,058	47,122

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Controlling Company		Consolidated
	06.30.09	03.31.09	06.30.09	03.31.09
Prepaid social contribution and income taxes	72,976	68,791	87,945	88,392
ICMS tax credit	199	199	40,043	39,935
PIS and COFINS tax credits	20,911	20,646	53,466	65,660
Withholding income tax	5,795	6,828	11,705	12,077
Other tax credits	6	26	3,307	2,946
Total tax credits	99,887	96,490	196,466	209,010

Deferred income and social contribution taxes	532,217	535,335	723,291	727,094
ICMS to be allocated	—	—	11,130	8,684
Total	632,104	631,825	930,887	944,788

Current	130,837	137,139	275,677	298,501
Noncurrent	501,267	494,686	655,210	646,287

The controlled company is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	06.30.09	03.31.09
Incorporated tax credit—reorganization (a)	496,692	533,511
Tax credits on provisions for: (b)
Contingencies and legal liabilities—CVM 489	96,069	90,918
Suppliers	15,758	15,442
Doubtful accounts	8,357	7,405
Provision for disposal of fixed assets	13,562	6,568
Provision for inventory obsolescence	3,141	4,931
Costumer loyalty program	2,530	5,287
Employee profit sharing	1,886	2,143
Derivative and other securities transactions	7,911	4,519
Tax loss and negative tax basis (c)	77,385	56,370
Total deferred taxes	723,291	727,094

Current	182,448	191,883
Noncurrent	540,843	535,211

The amount recorded in the current assets refers to reversal of temporary differences and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 6.2). Realization will occur in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

Temporary differences: represented by the amount recorded by the Company and its controlled company and their realization will occur at the time of the payment of the provisions, of the effective loss on bad debts or realization of inventories, as well as of the reversal of other provisions.

Tax loss and negative tax basis: represents the amount recorded by the Company and its controlled company, which will be offset up to the limit of 30% of the tax basis computed in the coming fiscal years and subject to no statute of limitations.

The Company and its controlled company prepared technical feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the six-month period ended June 30, 2009, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the Company and its controlled company.

6.2  Tax credit incorporated – Corporate Reorganization

As a result of the Corporate Reorganization process, the Company and its controlled company incorporated the premium paid on the privatization and acquisition of subsidiaries.

Provisions were booked for maintenance of the shareholders’ equity of the merged company and, consequently, the net assets being merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated premium.

Included in the accounting records held for corporate and tax purposes by the Company and its controlled company are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	06.30.09			03.31.09
Reorganization	Goodwill	Provision	Net	Net
Telemig Celular—Privatization	26,532	(17,512)	9,020	14,434
Telemig Participaçơes—Corporate Reorganization of TCO IP	1,315,100	(867,966)	447,134	476,046
Telemig Celular—Corporate Reorganization of TCO IP	119,230	(78,692)	40,538	43,031
Total	1,460,862	(964,170)	496,692	533,511

The changes in the six-month periods ended on June 30 are as follows:

	Consolidated
	2009	2008
Result:
Goodwill amortization	(216,576)	(31,838)
Provision reversal	142,940	21,012
Tax credit	73,636	10,826
Effect on income	—	—

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of Vivo Participações, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to Vivo Participações.

At a Special Meeting of the Board of Directors of the Company, held on February 12, 2008, the capitalization of a portion of the special goodwill reserve was approved, under the terms of CVM Instruction no. 319/99, in the amount of R$22,886, with the issue of 610,784 new registered shares, with no face value, corresponding to the tax benefits generated in 2008, with deduction of the credits on behalf of Vivo Participações, and assurance of preemptive rights, as set forth in article 171 of Law no. 6404/76.

7. PREPAID EXPENSES

	Consolidated
	06.30.09	03.31.09
Telecommunication Inspection Fee (Fistel)	46,215	63,628
Advertising and publicity	6,848	9,823
Rent	1,004	1,054
Insurance premium, financial charges, software and other	3,307	4,135
Total	57,374	78,640

Current	53,793	74,148
Noncurrent	3,581	4,492

8. OTHER ASSETS

	Consolidated
	06.30.09	03.31.09
Judicial and frozen deposits and contractual pledge	8,267	7,490
Advances to employees	3,189	2,954
Subsidies on terminal sales	1,959	2,227
Other assets	394	557
Total	13,809	13,228

Current	5,532	5,788
Noncurrent	8,277	7,440

9. INVESTMENTS

Investment in controlled company

Investee	Common interest	Preferred interest	Total interest
Telemig Celular	89.17%	79.68%	83.25%

Amount of shares owned

Investee	Common shares	Preferred shares	Total shares
Telemig Celular	794,764	1,180,078	1,974,842

Controlled company information

	Shareholders’ equity at		Net profit for the six-month period ended on June,30
Investee	06.30.09	03.31.09	2009	2008
Telemig Celular	1,167,005	1,142,460	47,948	207,264

Breakdown and changes

The balance of the controlling company’s investments is as follows:

	06.30.09	06.30.08
Balance the beginning of the year	893,395	882,780
Equity accounting result on net profit of the subsidiary	39,797	173,510
Adjustment to the allocation of interest on shareholders´s equity and dividends of Telemig Celular in 2008	(2,676)	—
Balance at June 30	930,516	1,056,290
Equity accounting result on net profit of the subsidiary		76,011
Forfeited interest on shareholders´s equity and dividends		1,724
Interest on shareholders´s equity allocated by the subsidiary		(240,630)
Balance at the year end		893,395

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		06.30.09			03.31.09
	Annual depreciation rates (%)	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	20.00 to 33.33	1,145,602	(894,247)	251,355	245,590
Switching equipment	20.00 to 33.33	505,873	(337,640)	168,233	188,611
Infrastructure	2.87 to 20.00	374,585	(244,002)	130,583	132,048
Terminal equipment	50.00	73,001	(40,356)	32,645	24,390
Buildings	2.86 to 4.00	12,186	(5,423)	6,763	6,915
Land		3,055	—	3,055	3,055
Other assets	6.67 to 20.00	228,056	(162,465)	65,591	64,087
Properties and construction in progress		58,204	—	58,204	79,702
Total		2,400,562	(1,684,133)	716,429	744,398

At June 30, 2009, the controlled company had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$37,031 (R$36,284 at March 31, 2009).

11. INTANGIBLE ASSETS, NET

		Consolidated
		06.30.2009			03.31.09
	Annual amortization rates (%)	Cost	Accumulated amortization	Intangible, net	Intangible, net
Software use rights	20.00	301,201	(235,440)	65,761	85,840
Concession licenses	6.67 to 28.92	75,046	(26,758)	48,288	49,677
Other assets	10.00 to 20.00	15,368	(14,821)	547	580
Intangible in progress-software		12,331	—	12,331	6,990
Total		403,946	(277,019)	126,927	143,087

12. SUPPLIERS AND ACCOUNTS PAYABLE

	Consolidated
	06.30.09	03.31.09
Suppliers	196,272	200,250
Amounts to be transferred LD (a)	37,109	35,745
Interconnection / interlinking	36,452	37,706
Other	6,776	7,482
Total	276,609	281,183
  Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

13. TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	06.30.09	03.31.09
Current taxes:
ICMS	30,208	28,454
Income and social contribution taxes	17,211	12,497
PIS and COFINS	7,882	8,997
Other taxes, fees and mandatory contributions	2,066	2,422
Total	57,367	52,370

Legal liabilities (CVM 489/05):
FISTEL (a)	395,932	386,274
(-) Escrow deposit—FISTEL (a)	(395,932)	(386,274)
Withholding income tax (b)	20,745	20,314
(-) Escrow deposit—withholding income tax (b)	(20,745)	(20,314)
PIS and COFINS (c)	13,255	13,106
Other taxes, fees and mandatory contributions (c)	5,059	4,516
Total	18,314	17,622
Total	75,681	69,992

Current	44,617	39,970
Noncurrent	31,064	30,022

Legal liabilities -  CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No 22 standard.

For purposes of the financial statements, the amounts of judicial deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

Telecommunications Inspection Fee - FISTEL

The controlled company filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at June 30, 2009 was in the amount of R$395,932 (R$386,274 at March 31, 2009), with corresponding deposits in court in the same amount.

IRRF on payments of Interest on Own Capital – Telemig Celular Participações

The Company filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its controlled company. Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution no. 489/2005, a provision was booked and deposits were made in court, totaling, at June 30, 2009, R$20,745 (R$20,314 at March 31, 2009).

c) Other taxes, fees and contributions

At June 30, 2009, the controlled company recorded the amount of R$18,314 (R$17,622 at March 31, 2009), referring to PIS, COFINS and ISS tax matters.

Following we present the changes in legal obligations in compliance with CVM  Resolution 489/05:

	Consolidated
	Legal liabilities	(-) Escrow deposits	Total
Balances at 12.31.08	361,647	(344,592)	17,055
Additions, net of reversal	64,046	(63,136)	910
Monetary adjustments	9,156	(8,807)	349
Transfers	142	(142)	—
Balances at 06.30.09	434,991	(416,677)	18,314

14. DEBENTURES

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by the Company, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações – FUNDOMIC). Under the terms of this Program, the controlled company would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations within the State of Minas Gerais. At June 30, 2009 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,820, R$18,758 and R$32,846, totaling R$58,424 (R$6,734, R$18,522 and R$32,435, totaling R$57,691 at March 31, 2009), respectively.

Charges applicable to the program described above are IPCA + 0.5% per year and the maturity date is July 05, 2021.

This program is subject to covenants as for petition for judicial and extrajudicial recovery, winding-up, dissolution, insolvency, voluntary bankruptcy or bankruptcy decree, default, non-performance of non-fiduciary obligations and compliance with a certain limit substantially based on financial indexes of the balance sheet and EBITDA (earnings before interest, taxes, depreciation and amortization), among others. At June 30, 2009, all the covenants were fulfilled by the controlled company.

15.  PROVISION FOR CONTINGENCIES

The Company and its controlled company are parties to administrative and judicial proceedings related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such proceedings in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	06.30.09			03.31.09
	Provisions	(-) Escrow deposits	Net	Net
Civil	15,077	(1,371)	13,706	12,692
Labor	6,654	(3,601)	3,053	4,420
Tax	3,547	(3,547)	—	—
Total	25,278	(8,519)	16,759	17,112

Current			8,584	8,763
Noncurrent			8,175	8,349

The changes to the provisions for net contingencies are as follows:

	Consolidated
	2009	2008
Balances at the beginning of the year	15,832	8,632
Booking of provisions, net of reversal (note 22)	6,700	8,709
Increase of escrow deposits	(548)	(8,060)
Payments	(5,225)	(5,107)
Balances at June 30	16,759	4,174
Booking of provisions, net of reversals in 2nd half of 2008		13,197
Decrease of escrow deposits in 2nd half of 2008		5,767
Payments in 2nd half of 2008		(7,306)
Balances at December 31		15,832

15.1. Civil Claims

These refer to several civil claims for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

The controlled company is party to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At June 30, 2009, based on the opinion of its independent counsels, the amount of R$12,991 (R$11,159 at March 31, 2009) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the sum of the amounts under discussion in several instances of the lawsuits of this nature for which the chance of loss is deemed as possible, was R$8,164 (R$4,433 at March 31, 2009).

b) ANATEL

The controlled company is party to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At June 30, 2009, the amount of R$1,283 (R$1,283 at March 31, 2009), was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$2,685 (R$2,792 at March 31, 2009).

c) Other

These refer to lawsuits of other nature, all related to the regular course of business. At June 30, 2009, based on the opinion of its independent lawyers, the amount of R$803 (R$1,747 at March 31, 2009) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in several lawsuits classified as “possible loss” was R$1,103 (R$1,294 at March 31, 2009).

15.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$13,931 (R$11,241 at March 31, 2009).

15.3. Tax Proceedings

No new tax proceedings classified as “probable loss” were filed in the six-month period ended on June 30, 2009.

At the same date, the amount involved in proceedings of this nature classified as “possible loss” was R$216,824 (R$210,121 at March 31, 2009), which are basically related to matters of ICMS, IRPJ, FISTEL, FUST, FUNTTEL, and other taxes. The proceedings filed in this quarter have the same subject matters of those already in course at December 31, 2008.

Out of such total, in this last quarter, two new judicial demands classified as possible losses were filed by the SINDITELEBRASIL – Labor Union of the Telephone and Mobile Cellular and Personal Service Companies. The first of them challenges the payment of the new contribution to the EBC (Brazilian Communication Company), created by Law no. 11.652/08. The second one, challenges the FISTEL (Telecommunications Inspection Fund), created by Law no. 5.070/66, as amended by Law no. 9.472/97. As for the contribution to the EBC, telephone operators affiliated to the referred Labor Union were granted a court authorization for depositing the amount in discussion, in the value of R$6,323, on June 30, 2009. In relation to the FISTEL, no contingent liabilities are recorded at June 30, 2009, except for the amounts mentioned in note 13a.

16. OTHER LIABILITIES

	Controlling Company		Consolidated
	06.30.09	03.31.09	06.30.09	03.31.09
Prepaid services to be rendered—Deferred Revenue	—	—	30,464	33,662
Provision for disposal of assets (a)	—	—	16,145	15,817
Reverse stock split (b)	84,010	84,154	96,896	97,061
Provision for customer loyalty program	—	—	7,441	15,550
Provision for pension fund	—	—	7,530	7,328
Liabilities to related parties	11	11	—	11
Other	—	—	282	194
Total	84,021	84,165	158,758	169,623

Current	84,010	84,154	134,994	146,467
Noncurrent	11	11	23,764	23,156

(a)   This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the controlled company) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

(b)  This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its controlled company.

17. SHAREHOLDERS’ EQUITY

a) Capital Stock

The Special Meeting of the Board of Directors of the Company, held on February 12, 2009, approved the increase of the capital stock out of part of the special premium reserve, under the terms of CVM Instruction no. 319/99, in the amount of R$22,886, upon issue of 610,784 new registered shares, with no face value, of which 223,032 are common shares and 387,752 are preferred shares, corresponding to the tax benefit for fiscal year 2008, the credits being on behalf of Vivo Participações, ensuring the preemptive right set forth in article 171 of Law no. 6404/76, whereby the capital stock was increased to R$623,350.

The subscribed and paid-up capital at June 30 and March 31, 2009 is made-up of book-entry shares, with no face value, allocated as follows:

Number of shares
Capital stock
Common	13,689,091
Preferred	23,799,054
Total	37,488,145

Preferred shares are not entitled to voting rights, and are ensured priority upon the reimbursement of the capital stock, without premium, and upon the payment of minimum, non-cumulative dividends pursuant to the criteria below, alternatively, considering the one representing the highest value:

I -   6% per year, calculated on the value resulting from the division of the subscribed capital by the total number of shares of the Company, or

II -   right to share the minimum mandatory dividend in accordance with the following criteria:

a) priority upon the receipt of minimum and non-cumulative dividends corresponding to 3% of the equity value of the share; and

b) right to share the profits distributed under equal conditions with the common shares, after the minimum priority dividend stipulated in conformity with item “a” above is ensured to the common shares.

Preferred shares shall become entitled to vote if the Company, for 3 consecutive fiscal years, fails to pay the minimum dividends to which they are entitled.

b) Capital Reserves

b.1) Special Premium Reserve

This reserve was booked as a result of the corporate reorganization processes of TCO IP, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

The Special Meeting of the Board of Directors of the Company, held on February 12, 2009, approved the increase of the capital stock out of part of the special premium reserve, under the terms of CVM Instruction no. 319/99, in the amount of R$22,886 (note 17a).

As a result of the Corporate Reorganization process of TCO IP S.A., carried out on December 19, 2008, a special premium reserve was booked in the amount of R$509,450 as a counter-entry to net assets merged, and represents the amount of the future tax benefit to be earned from the amortization of the incorporated premium. The portion of the special premium reserve which corresponds to the benefit may be capitalized on behalf of Vivo Participações at the end of every fiscal year.

b.2) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

c) Profit Reserves

c.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

c.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d) Retained Earnings

The General and Special Shareholders’ Meeting held on March 18, 2009 approved the allocation of the net profit for fiscal year 2008, in the amount of R$261,041, of which R$13,052 will be applied to the Legal Reserve and R$247,989 will be distributed as dividends and interest on the own capital, being: R$13,607 as interest on the own capital, gross value (R$11,566, net of withholding income tax) and R$234,382 as dividends. The meeting also approved the transfer of the remaining balance of retained earnings in the amount of R$516,370 to the Expansion Reserve, based on the capital budget proposed for fiscal year 2009 of its controlled company, as set forth in art. 196, and with due regard to the provisions in art. 198 of Law 6404/76 and articles 39, §2, and 43 of the Bylaws.

Pursuant to the change introduced by Law no. 11.638/07, the net profit for the year must be entirely allocated in accordance with the provisions in articles 193 to 197 of Law no. 6404/76.

e) Dividends

The General and Special Shareholders’ Meeting held on March 18, 2009 resolved on the payment of dividends and interest on the own capital in the amount of R$247,989, being: interest on the own capital in the amount of R$13,607 (R$11,566 net of withholding income tax) and dividends in the amount of R$234,382, which were paid in March 2009.

The shareholders are ensured a minimum dividend of at least 25% of the adjusted net profit of every fiscal year, in conformity with the Corporations Law and with the Bylaws, which is increased up to the amount necessary for payment of the priority minimum dividend payable to the preferred shares.

18. NET OPERATING REVENUE

	Consolidated
	Six month period ended on June, 30
	2009	2008
Franchise and use	602,999	576,938
Interconnection	329,759	319,591
Data and value-added services (SVA)	114,113	92,578
Other services	13,637	11,946
Gross revenue from telecommunication services	1,060,508	1,001,053

ICMS	(147,934)	(130,141)
Discounts granted	(140,488)	(174,942)
PIS and COFINS	(40,015)	(35,404)
ISS	(1,434)	(290)
Net operating revenue from telecommunication services	730,637	660,276

Gross revenue from sales of handsets and accessories	71,687	66,490
PIS and COFINS	(6,383)	(5,967)
Returns of goods sold	(2,754)	(1,981)
ICMS	(973)	(343)
Net operating revenue from sales of handsets and accessories	61,577	58,199

Total net operating revenue	792,214	718,475

There is not any customer who has contributed more than 10% of the gross operating revenue for the six-month periods ended on June 30, 2009 and 2008.

19. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	Six month period ended on June, 30
	2009	2008
Interconnection	(154,079)	(128,700)
Depreciation and amortization	(112,178)	(83,632)
Taxes, fees and contributions	(39,746)	(32,381)
Connection means	(28,492)	(24,415)
Rent, insurance and condominium fees	(27,696)	(20,061)
Outsourced services	(26,911)	(27,099)
Personnel	(10,511)	(6,521)
Other supplies	(9,334)	(8,327)
Cost of services rendered	(408,947)	(331,136)

Cost of goods sold	(92,136)	(76,296)

Total	(501,083)	(407,432)

20. SELLING EXPENSES

	Consolidated
	Six month period ended on June, 30
	2009	2008
Outsourced services	(61.002)	(60,412)
Personnel	(36,894)	(40,419)
Advertising	(20,156)	(32,043)
Depreciation and amortization	(17,734)	(10,077)
Allowance for doubtful accounts	(11,865)	(18,864)
Customer loyalty program and donations	(5,861)	(22,270)
Other expenses	(6,591)	(7,014)
Total	(160,103)	(191,099)

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated
	Six month period ended on June, 30
	2009	2008
Depreciation and amortization	(46,518)	(26,603)
Outsourced services	(32,947)	(42,161)
Personnel	(20,152)	(25,064)
Other supplies	(5,111)	(5,111)
Total	(104,728)	(98,939)

22. OTHER OPERATING REVENUE, NET

	Consolidated
	Six month period ended on June, 30
	2009	2008
Recovered expenses	12,767	14,822
Shared infrastructure and EILD	11,265	9,047
Fines	2,284	14,294
Reversal of provisions (a)	—	251,624
Provision for contingencies, net of reversal	(6,700)	(8,709)
FUST	(3,492)	(2,989)
PIS and COFINS	(2,973)	—
FUNTTEL	(1,746)	(1,494)
Other operating revenue	11,912	5,748
Total	23,317	282,343

  (a) In the first quarter of 2008 the controlled company reverted all the provision booked for ICMS on subscription fees and value-added services, in the amount of R$700,005, being R$448,381 as a counter-entry to the judicial deposits recorded in non-current assets and R$251,624 as a counter-entry to the income for the period.

  23. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Controlling Company		Consolidated
	Six month period ended on June, 30
	2009	2008	2009	2008
Financial income:
Income from financial transactions	21,735	18,815	40,403	55,342

Financial expenses:
Loans and debentures	—	—	(988)	(6,742)
Derivative transactions	—	—	(872)	(7,137)
Other financial transactions	(499)	—	(3,195)	(6,385)
Total	(499)	—	(5,055)	(20,264)

Monetary and exchange variations:
In liabilities
Derivative transactions	—	—	(2,580)	(14,352)
Loans	—	—	1,777	13,738
Other transactions	(1)	264	(1,048)	(3,197)
Total	(1)	264	(1,851)	(3,811)

  24. INCOME AND SOCIAL CONTRIBUTION TAXES

  The Company and its controlled company monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	Six month period ended on June, 30
	2009	2008
Income tax and social contribution on amortized goodwill	(73,636)	(10,826)
Income tax and social contribution expenses	(5,596)	(32,186)
Deferred income tax and social contribution	55,592	(72,355)
Total	(23,640)	(115,367)

  Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	Controlling Company		Consolidated
	Six month period ended on June, 30
	2009	2008	2009	2008
Income before taxes	57,346	191,685	83,114	334,615
Tax credit (debt) at combined statutory rate (34%)	(19,498)	(65,173)	(28,259)	(113,769)
Permanent additions:
Other additions	(56)	—	(845)	(1,879)
Permanent exclusions:
Equity accounting	13,531	58,994	—	—
Other exclusions	—	(12)	2,336	281
Tax losses and unrecognized temporary differences	—	—	3,128	—
Tax debt	(6,023)	(6,191)	(23,640)	(115,367)

  25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  The controlled company is engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

  The controlled company’s financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

  a) General considerations

  At June 30 and March 31, 2009, the main financial instruments, and their respective values by category, are as follows:

	Controlling Company
	06.30.09			03.31.09
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	327,696	—	327,696	322.538	—	322.538
Liabilities
Payroll and related charges	—	26	26	—	32	32
Account payable	—	667	667	—	810	810
Dividends and Interest on shareholders’ equity	—	8,149	8,149	—	8.113	8,113
Other	—	84,021	84,021	—	84,165	84,165

	Consolidated
	06.30.09			03.31.09
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	527,705	—	527,705	406,707	—	406,707
Restricted deposits	1,457	—	1,457	2,273	—	2,273
Accounts receivable, net	—	241,354	241,354	—	249,278	249,278
Liabilities
Payroll and related charges	—	21,116	21,116	—	16,799	16,799
Account payable	—	276,609	276,609	—	281,183	281,183
Taxes payable	—	75,681	75,681	—	69,992	69,992
Debentures	—	58,424	58,424	—	57,691	57,691
Dividends and Interest on shareholders’ equity	—	12,232	12,232	—	11,929	11,929
Other	—	158,758	158,758	—	169,623	169,623

  b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

  The main market risks to which the Company and its controlled company are exposed in the conduct of their activities are:

  b.1) Credit Risk

  The credit risk arises out of the eventual difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements.

  The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the controlled company has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

  The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

  The Company and its controlled company are also subject to credit risk originating from their financial investments. The Company and its controlled company act in such a manner as to diversify this exposure among various world-class financial institutions.

  b.2) Interest and Inflation Rate Risk

  The inflation rate risk arises out of the debentures issued, indexed to the IPCA, which may negatively affect the financial expenses by an unfavorable change of this index.

  The Company and its controlled company have their financial investments indexed to the CDI. Should there be an increase in the local interest rate, the financial assets may be positively affected by this effect.

  b.3) Exchange Rate Risk

  At June 30 and March 31, 2009, the Company and its controlled company have no foreign currency loans.

  c) Derivative Transactions and Risk Management Policy

  Pursuant to a corporate policy of risk management, all contracting of derivative financial instruments is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts. Since the Company and its controlled company had no such loans recorded at June 30, 2009, no derivative instruments contracting was recorded at such date.

  d) Analysis of sensibility to the risk variables of the Company

  The CVM, by its Resolution no. 550, issued on October 17, 2008, and by its Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose in a specific explanatory note qualitative and quantitative information about all their derivative financial instruments, whether recognized or not as assets or liabilities in its balance sheet, as well as a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

  At June 30, 2009, the Company and its controlled company had not any derivative instruments contracted. Accordingly, there is no risk of impact of these instruments on the financial result and, therefore, there is no exposure requiring a risk sensibility analysis.

  26. POST-EMPLOYMENT BENEFIT PLANS

  The controlled company individually sponsors a defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost. Actuarial provisions relating to the defined benefit plans are recorded in "Other liabilities" (Note 16).

  The controlled company also sponsors the CelPrev, a defined contribution plan, under the same conditions as published for the last fiscal year.

  27. TRANSACTIONS WITH RELATED PARTIES

  The main transactions with non-consolidated related parties are:

  a) Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Vivo S.A., Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL.

  b)   Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

  Below is a summary of balances and transactions with related parties:

	Consolidated
	06.30.09	03.31.09
Assets:
Accounts receivable, net	14,141	16,022
Credits with related parties	—	11
Liabilities:
Suppliers and accounts payable	16,752	17,096

	Consolidated
	Six month period ended on June, 30
	2009	2008
Result:
Revenue from telecommunication services	47,970	11,807
Cost of services rendered	(20)	(919)
Other operating revenue (expenses)	(18,077)	(1,162)

  28. INSURANCES (CONSOLIDATED)

  The Company and its controlled company have adopted a policy of monitoring risks inherent to their transactions. For this reason, as of June 30, 2009, the Company and its controlled company had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and its controlled company considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured Amounts
Operating risks	R$1,837,547
Comprehensive Civil Liability—RCG	R$6,110
Automobile (fleet of executive vehicles)	Material/bodily and moral damages: R$220

  29. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

  On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TMB", with the following main characteristics:

    Type of shares: preferred
    Each ADR represents two (two) preferred shares
    The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "TMB"
    Foreign depositary bank: The Bank of New York
    Custodian bank in Brazil: Banco Itaú S/A.

  30. CORPORATE REORGANIZATION

  On March 20, 2009, the Boards of Directors of Vivo Participações, Telemig Participações and Telemig Celular, in the form and for the purposes of CVM Instructions no. 319/999 and 358/02, informed that their respective Boards of Directors approved the proposal of organization of an independent committee (as per Practice Bulletin CVM no. 35/08) for a Corporate Reorganization through merger of the shares of Telemig Celular into Telemig Participações and of the shares of Telemig Participações into Vivo Participações, for conversion of Telemig Celular in to a wholly-owned subsidiary of Telemig Participações and, the latter, into a wholly-owned subsidiary of Vivo Participações.

  The purpose of the proposed Corporate Reorganization is to simply the current organizational structure, which includes three publicly-held companies, two of them having ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the companies to hold interest in one sole company whose shares are traded both in Brazilian and international stock exchanges, with more liquidity, besides facilitating unification, standardization and rationalization of the general management of the business.

  The flow chart below, reproduced in a simple manner, shows the current corporate structure and the structure after implementation of the Corporate Reorganization, emphasizing that the referred transaction will not change the composition of the final share control of the companies involved:

  Current Corporate Structure:

  Corporate structure after merger of the shares of Telemig Celular into Telemig Participações and of Telemig Participações into Vivo Participações:

  All the shares of Telemig Celular will be merged into Telemig Participações’ equity, and the holders of the merged shares of Telemig Celular will be entitled to directly receive those new shares to which they have right in the mergor company, Telemig Participações (the shareholders of Telemig Celular shall receive, for each share of Telemig Celular, 17.4 new shares of Telemig Participações). At the same date, the shares of Telemig Participações will be merged into Vivo Participações’ equity, and the holders of the merged shares of Telemig Participações will be entitled to directly receive those new shares (the shareholders of Telemig Participações shall receive, for each share of Telemig Participações, 1.37 new shares of Vivo Participações), pursuant to such exchange ratio as may be agreed at the Meetings of the Boards of Directors of the companies held on May 29, 2009.

  The merger of the shares of Telemig Celular and of Telemig Participações shall not cause any change to the number or breakdown by type of shares, which will finally be entirely held by Vivo Participações. Holders of common and preferred shares of Telemig Celular which are merged into Telemig Participações’ equity will receive new shares in Telemig Participações of the same type, that is, merged preferred shares will be replaced by new preferred shares of Telemig Participações to be issued on behalf of the respective holder, and merged common shares shall be replaced by new common shares of Telemig Participações to be issued on behalf of the respective holder. Following, and in the same way, the holders of common and preferred shares of Telemig Participações which are merged into Vivo Participações’ equity will receive new shares of Vivo Participações of the same type. Thus, upon completion of the transaction, the non-controlling shareholders of Telemig Celular and of Telemig Participações will become shareholders of Vivo Participações.

  The holders of common and preferred shares of Telemig Celular and of Telemig Participações and of common shares of Vivo Participações who dissent from the merger of shares of Telemig Celular and of Telemig Participações will have the right, as from the date of the general and special meetings of the companies adopting resolutions with respect to the Corporate Reorganization, to withdraw themselves from the respective companies, upon reimbursement of the shares of which they are proven to be holders on the date of the notice of the Relevant Fact.

  Said Corporate Reorganization was informed to ANATEL. Since it refers to a Corporate Reorganization among companies belonging to the same economic group, the transaction described herein is not subject to approval from the Administrative Council for Economic Defense – CADE.

  At July 20, 2009, the Securities and Exchange Commission – SEC, declared “Form F4” for merger registration to be effective, as required in SEC’s respective regulations, due to the trading of ADRs issued by Telemig Participações in the New York Stock Exchange).

  At General and Special Meetings held on July 27, 2009, the shareholders of Telemig Celular, Telemig Participações and Vivo Participações approved the merger shares described above

  At July 28, 2009, a “Notice to the Shareholders” was filed with CVM’s IPE system, opening the dissenting period from July 29, 2009 until August 28, 2009. Further details are available from our website www.vivo.com.br/ri.

  12.01 – COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

NET OPERATING REVENUES - TELEMIG
	According to Corporate Law
						Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Access and Usage	164.9	164.0	0.5%	143.6	14.8%	328.9	286.5	14.8%
Network usage	158.3	159.4	-0.7%	158.3	0.0%	317.7	307.9	3.2%
Data revenue plus VAS	35.9	37.3	-3.8%	31.0	15.8%	73.2	58.7	24.7%
Other services	5.2	5.6	-7.1%	2.8	85.7%	10.8	7.2	50.0%
Net service revenues	364.3	366.3	-0.5%	335.7	8.5%	730.6	660.3	10.6%
Net handset revenues	28.7	32.9	-12.8%	33.5	-14.3%	61.6	58.2	5.8%
Net Revenues	393.0	399.2	-1.6%	369.2	6.4%	792.2	718.5	10.3%

  OPERATING REVENUES

Growth of 8.5% in the net service revenue.
    Total net revenue recorded a growth of 6.4% over the 2Q08, which was a result of the increase in the access and usage revenue, increase in the use of data and VAS services.

    Access and usage revenue recorded an increase of 14.8% over 2Q08, mainly due to the relative growth in the quality of the customer base and in the total outgoing traffic due to the incentive to usage. When compared to 1Q09, there was an increase of 0.5% as a result of growth in the outgoing traffic.

15.8% growth of data revenue and VAS.
    Data revenue plus VAS have grown 15.8% over 2Q08. The amount of R$35.9 million, representing a percentage of 9.9% of the net service revenue, is mainly due to the increase in the peer-to-peer SMS usage as a consequence of the activations with data advantages.

OPERATING COSTS - TELEMIG
	According to Corporate Law
						Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Personnel	(34.1)	(33.5)	1.8%	(34.0)	0.3%	(67.6)	(71.9)	-6.0%
Cost of services rendered	(140.0)	(146.3)	-4.3%	(125.9)	11.2%	(286.3)	(241.0)	18.8%
Leased lines	(14.6)	(13.9)	5.0%	(11.8)	23.7%	(28.5)	(24.4)	16.8%
Interconnection	(75.6)	(78.5)	-3.7%	(66.9)	13.0%	(154.1)	(128.7)	19.7%
Rent/Insurance/Condominium fees	(13.7)	(14.0)	-2.1%	(10.3)	33.0%	(27.7)	(20.1)	37.8%
Fistel and other taxes and contributions	(20.0)	(19.7)	1.5%	(17.9)	11.7%	(39.7)	(32.4)	22.5%
Third-party services	(12.5)	(14.4)	-13.2%	(13.3)	-6.0%	(26.9)	(27.1)	-0.7%
Others	(3.6)	(5.8)	-37.9%	(5.7)	-36.8%	(9.4)	(8.3)	13.3%
Cost of goods sold	(38.0)	(54.1)	-29.8%	(44.9)	-15.4%	(92.1)	(76.3)	20.7%
Selling expenses	(55.0)	(50.5)	8.9%	(85.8)	-35.9%	(105.5)	(140.6)	-25.0%
Provision for bad debt	(5.4)	(6.5)	-16.9%	(10.5)	-48.6%	(11.9)	(18.8)	-36.7%
Third-party services	(42.5)	(38.7)	9.8%	(58.5)	-27.4%	(81.2)	(92.5)	-12.2%
Customer loyalty and donatios	(3.9)	(2.0)	95.0%	(13.4)	-70.9%	(5.9)	(22.3)	-73.5%
Others	(3.2)	(3.3)	-3.0%	(3.4)	-5.9%	(6.5)	(7.0)	-7.1%
General & administrative expenses	(18.0)	(20.0)	-10.0%	(15.5)	16.1%	(38.0)	(47.3)	-19.7%
Third-party services	(14.9)	(18.0)	-17.2%	(13.6)	9.6%	(32.9)	(42.2)	-22.0%
Others	(3.1)	(2.0)	55.0%	(1.9)	63.2%	(5.1)	(5.1)	0.0%
Other operating revenue (expenses)	11.8	11.5	2.6%	16.8	-29.8%	23.3	282.2	-91.7%
Operating revenue	16.5	9.9	66.7%	27.0	-38.9%	26.4	289.7	-90.9%
Operating expenses	(5.5)	(9.4)	-41.5%	(12.8)	-57.0%	(14.9)	(17.2)	-13.4%
Other operating revenue (expenses)	0.8	11.0	-92.7%	2.6	-69.2%	11.8	9.7	21.6%
Total costs before depreciation / amortization	(273.3)	(292.9)	-6.7%	(289.3)	-5.5%	(566.2)	(294.9)	92.0%
Depreciation and amortization	(94.9)	(81.5)	16.4%	(64.0)	48.3%	(176.4)	(120.3)	46.6%
Total operating costs	(368.2)	(374.4)	-1.7%	(353.3)	4.2%	(742.6)	(415.2)	78.9%

  OPERATING COSTS

Cost of services increased by 11.2% in relation to 2Q08.
    The 11.2% increase in the cost of the services rendered in 2Q09, when compared with 2Q08, is the result of the increase in the interconnection costs arising out of the growth in the outgoing traffic and the increase in the Fistel Fee due to the growth of the customer base. In comparison with 1Q09, the cost of the services rendered recorded a reduction of 4.3%, mainly due to the drop in the interconnection and third-party expenses, especially the reduction of the provision for losses in roaming services.

    The cost of goods sold recorded an increase of 15.4% over the 2Q08. This reduction resulted from the increase in sales of Sim Cards as well as the increase in the number of gross activations. In the comparison with 1Q09, the reduction of 29.8% reflects the same components above.

    In the 2Q09, the selling expenses dropped by 35.9% in relation to the  2Q08, reflecting the reduction in all kinds of expenses, mainly with third-party services, such as: publicity and advertising and commissions, in addition to reduction in expenses with customer retention efforts and donations, as well as PDD (provision for doubtful accounts). In comparison with 1Q09, it recorded an increase of 8.9% due to the growth in the expenses with third-party services, especially commissions and intermediation services.

    The Provision for Doubtful Accounts (PDD) in 2Q09 showed a reduction of 48.6% in relation to 2Q08. The amount of R$ 5.4 million represents 1.0% of the total gross revenue, lower than it was recorded in 2Q08, of 1.9%. In relation to the 1Q09, there was a reduction of 0.1 percentile point. The company has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

Reduction of 10.0% in general and administrative expenses in relation to 1Q09.
    The general and administrative expenses increased by 16.1% in relation to 2Q08, mainly due to the increase in the costs with taxes, duties and contributions, as well as rental, insurance and condominium fees. In the comparison with 1Q09, general and administrative expenses recorded a reduction of 10.0% due to the reduction in expenses with third-party services.

    Other Operating Revenue/Expenses recorded revenue of R$ 11.8 million, representing a reduction of 29.8% in relation to the result recorded in 2Q08, as a consequence of the reduction in the recovery of expenses and assessment of fines. This result is slightly better than what was recorded in the 1Q09.

  DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expenses recorded an increase of 48.3% and of 16.4% in relation to 2Q08 and 1Q09, respectively, due to the investments made in the period for expansion of the coverage and to the amortization of the softwares as a result of the integration with Vivo.

FINANCIAL REVENUES (EXPENSES) - TELEMIG
	According to Corporate Law
						Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Financial Revenues	14.8	25.6	-42.2%	29.2	-49.3%	40.4	55.3	-26.9%
Other financial revenues	14.8	25.6	-42.2%	29.2	-49.3%	40.4	55.3	-26.9%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.	0.0	0.0	n.a.
Financial Expenses	(0.9)	(4.2)	-78.6%	(12.0)	-92.5%	(5.1)	(20.3)	-74.9%
Other financial expenses	(0.9)	(3.3)	-72.7%	(7.2)	-87.5%	(4.2)	(13.2)	-68.2%
Gains (Losses) with derivatives transactions	0.0	(0.9)	-100.0%	(4.8)	-100.0%	(0.9)	(7.1)	-87.3%
Exchange rate variation / Monetary variation	(0.9)	(0.9)	0.0%	(3.9)	-76.9%	(1.8)	(3.8)	-52.6%
Net Financial Income	13.0	20.5	-36.6%	13.3	-2.3%	33.5	31.2	7.4%

Drop of 36.6% in the net financial income in the 2Q09 in relation to 1Q09.
    In relation to 1Q09, the net financial income dropped by R$ 7.5 million, mainly due to the lower average balance of financial investments in the 2Q09, as a result of the payment of dividends and interest on the own capital in March 2009, and of a lower effective interest rate in the period (2.34% in the 2Q09 and 2.85% in the 1Q09). On the other hand, we recorded a lower actual debt cost in the 2Q09 due to the settlement of the Notes and their corresponding swaps in the 1Q09.

LOANS AND FINANCING - TELEMIG
	CURRENCY
Lenders (R$ million)	R$	Total

Debentures	58.4	58.4
Total	58.4	58.4

Payment Schedule

2009	-	-
as from 2009	58.4	58.4
Total	58.4	58.4

NET DEBT - TELEMIG
	Consolidated
	Jun 30.09	Mar 31.09
Short Term	-	-
Long Term	58.4	57.7
Total debt	58.4	57.7
Cash and cash equivalents	(529.2)	(409.0)
Derivatives	-	-
Net Debt	(470.8)	(351.3)

The debt profile is 100% long term.
    At June 30, 2009, Telemig’s debt with loans and financing was R$ 58.4 million referring to the debentures issued under the Minas Comunica program. The debt profile is 100% long term and in domestic currency. Such debt was offset by the cash and financial investments available in the amount of R$ 529.2 million, resulting in a net cash of R$ 470.8 million.
    The cash and financial investments available in the 2Q09 in comparison with the 1Q09 increased by R$ 120.2 million as a result of the free generation of cash in the period.

  Investments (CAPEX)

Increase of GSM capacity and expansion of the 3G coverage.

  Total investments in the quarter were higher than the investments made in the 1Q09, allocated to the implementation of the increase in the GSM capacity and expansion of the 3G coverage, in addition to meeting the coverage goals set forth by Anatel, showing the strategic importance of such operation. The investments portfolio totaled R$ 50.6 million, representing 12.9% of the net revenue.

CAPEX - TELEMIG
R$ million				Accum
	2 Q 09	1 Q 09	2 Q 08	2009	2008

Network	32.1	28.2	25.3	60.3	28.1
Technology / Information System	9.8	5.6	8.1	15.4	14.1
Products and Services, Channels, Administrative and others	8.7	8.0	75.6	16.7	79.0
Total	50.6	41.8	109.0	92.4	121.2

% Net Revenues	12.9%	10.5%	29.5%	11.7%	16.9%

  The non-financial data, such as: customer base, gross activations, average recharge volume, market share, compliance with quality goals determined by the Anatel, received prizes and pricing, among others, were not reviewed by our independent auditors.

  A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Information prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC)

  REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

  To the Board of Directors and Shareholders

  Telemig Celular Participações S.A.

  Belo Horizonte - MG

  1.      We reviewed the accounting information contained in the Quarterly Information (ITR) (individual and consolidated) of Telemig Celular Participações S.A. (“Company”) for the quarter ended June 30, 2009, comprising the balance sheet and the statements of income, of changes in shareholders’ equity and of cash flows, the performance report and related notes. This Quarterly Information is the responsibility of the Company’s management.

  2.      Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operational areas of the Company and its subsidiaries relating to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events that have or may have significant effects on the financial position and results of operations of the Company and its subsidiaries.

  3.      Based on our review, we are not aware of any significant changes that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with the accounting practices adopted in Brazil and rules set forth by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information.

  4.      As mentioned in Note 2, as a result of the changes in accounting practices adopted in Brazil during 2008, the statements of income for the quarter and semester ended June 30, 2008, presented for comparison purposes, were adjusted and are being restated in line with Accounting Standards and Procedures (NPC) 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution No. 506. The cash flows for the quarter and semester ended June 30, 2008 are being presented by the Company for the first time for Quarterly Information purposes, including the effects of changes in the accounting practices adopted in Brazil during 2008 and therefore are also comparable between the quarters presented.

  São Paulo, July 28, 2009

  ERNST & YOUNG
  Auditores Independentes S.S.
  CRC-2-SP 015199/O-6-F-MG

Luiz Carlos Passetti	Drayton Teixeira de Melo
Partner CRC-1-SP-144.343/O-3-S-MG	Partner CRC-1-SP-236947/O-3-S-MG

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: August 28, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Cristiane Barretto Sales
-------------------------------------------------------------
Name:	Cristiane Barretto Sales
Title:	Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.